UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FactSet Research Systems Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

303075105
(CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

  Name of Reporting Person:

         Snyder, Charles J.

  Check the appropriate box if a member of a group:

         (a)   (_)
         (b)   (_)

  SEC Use Only

  Citizenship or Place of Organization:
         United States of America

  Number of shares beneficially owned by each reporting person with Sole Voting Power:
         4,791,574

  Number of shares beneficially owned by each reporting person with Shared Voting Power:
         N/A

  Number of shares beneficially owned by each reporting person with Sole Dispositive Power:
         4,791,574

  Number of shares beneficially owned by each reporting person with Shared Dispositive Power:
         N/A

  Aggregate Amount Beneficially Owned By Each Reporting Person:
         4,791,574

  Check if the aggregate amount in Row (9) excludes certain shares (_):
         N/A

  Percent of Class Represented By Amount In Row (9):
         14.2%

  Type Of Reporting Person:
         IN

ITEM 1 (A).	Name Of Issuer:
FactSet Research Systems Inc.

ITEM 1 (B).	Address Of Issuer's Principal Executive Offices:
One Greenwich Plaza
Greenwich, CT 06830

ITEM 2 (A).	Name Of Person Filing:
Synder, Charles J.

ITEM 2 (B).	Address of Principal Business Office, Or If None, Residence:
244 Highland Avenue
Ridgewood, NJ 07450

ITEM 2 (C).	Citizenship:
United States of America

ITEM 2 (D).	Title Of Class Of Securities:
Common Stock

ITEM 2 (E).	CUSIP Number:
303075105

ITEM 3.	If This Statement is Filed Pursuant To Rules 13d-1(b), or 13(d)-2(b),
Check Whether The Person Filing Is A:
N/A

ITEM 4 (A).	Amount Beneficially Owned:
4,791,574

ITEM 4 (B).	Percent of Class:
14.2%

ITEM 4 (C).	Numbers of Shares As To Which Such Person Has:
(1) Sole power to vote or to direct the vote
4,791,574
(i) shared power to vote or to direct the vote
N/A
(ii) sole power to dispose or to direct the disposition of
4,791,574
(iii) shared power to dispose or to direct the disposition of
N/A

ITEM 5.	Ownership Of Five Percent Or Less Of A Class:
N/A

ITEM 6.	Ownership Of More Than Five Percent On Behalf Of Another Person:
N/A

ITEM 7.	Identification and Classification Of The Subsidiary Which Acquired The Security Being Reported
On By The Parent Holding Company:
N/A

ITEM 8.	Identification and Classification Of Members Of The Group:
N/A

ITEM 9.	Notice Of Dissolution Of Group:
N/A

ITEM 10.	Certification:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2004	/s/ Charles J. Snyder
––––––––––––––––––––
Charles J. Snyder
Vice Chairman of the Board
and Retired President